UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Truleo, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> June 16, 2021

Physical address of issuer
1 E Erie St #525, Chicago, IL 60611

Website of issuer
http://truleo.co

http://truleo.co

Current number of employees
11

____

1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$568,838.00	$1,380,025.00
Cash & Cash Equivalents	$235,387.00	$1,169,907.00
Accounts Receivable	$282,759.00	$121,480.00
Short-term Debt	$5,013.00	$0.00
Long-term Debt	$1,000,000.00	$0.00
Revenues/Sales	$1,035,328.00	$1,606,151.00
Cost of Goods Sold	$194,967.00	$100,176.00
Taxes Paid	$0.00	$0.00
Net Income	-$4,102,292.00	-$2,192,893.00

May 3, 2024

FORM C-AR

Truleo, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Truleo, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://truleo.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 3, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

5

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Truleo, Inc. (the "Company") is a Delaware Corporation, formed on June 16, 2021.

The Company is located at 1 E Erie St #525, Chicago, IL 60611.

The Company's website is http://truleo.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

TRULEO helps connect communities with the TRU story of law enforcement in their community. We deliver an objective, unbiased, consistent analysis of citizen interactions and provide quantitative reporting that showcases the challenges of modern-day law enforcement, highlights de-escalation efforts, and reviews citizen non-compliance events that end without arrest or use of force. TRULEO brings greater transparency to the everyday work of law enforcement professionals and allows governing bodies the opportunity to build morale and highlight excellent service.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors

are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We,

however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject

to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Truleo, Inc. was formed on 06/16/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Truleo Inc has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

TRULEO helps connect communities with the TRU story of law enforcement in their community. We deliver an objective, unbiased, consistent analysis of citizen interactions and provide quantitative reporting that showcases the challenges of modern-day law enforcement, highlights de-escalation efforts, and reviews citizen non-compliance events that end without arrest or use of force. TRULEO brings greater transparency to the everyday work of law enforcement professionals and allows governing bodies the opportunity to build morale and highlight excellent service.

Business Plan
TRULEO is a compatible ally and partner in public safety. Leveraging proprietary audio

analysis transcription technology, trained on millions of real law enforcement interactions, calls, and conversations the TruDATA engine delivers world-class data, with enterprise-grade privacy and security. We take your commitment to individual rights, privacy, and cybersecurity seriously and never store your BWC data on our servers. No image analysis. No facial recognition. No bias. Our system is 100% secure, FBI CJIS compliant,

TruDATA uses officer voice ID analysis to transcribe, describe, and detect the TRU story of every interaction. TruDATA powers the officer high professionalism analytics, when paired with a retention bonus, TRULEO can be a powerful tool to increase customer service, grow public

perception, and retain/reward the city's best and brightest officers. TRULEO is committed to improving the FTO process with a virtual FTO assistance program to allow field training officers to efficiently review new officers' videos. This unique platform allows more focused coaching, better training, and a more efficient use of time.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
TruDATA	Uses officer voice ID analysis to transcribe, describe, and detect the TRU story of every interaction.	U.S. police departments utilizing body worn cameras

Competition

Truleo is one of the first to market and sign police departments as "single source" users. Future competitors will be other body camera makers. They are hardware companies that will struggle to move to become data science companies and compete with our deep expertise and speed of innovation. They do not own the data that is captured on their cameras - but rather it is owned by the city, which must grant these new players access (not easy to achieve). Truleo has a large patent portfolio and a sticky network of passionate users.

Supply Chain and Customer Base

The Company's customers are U.S. police departments that utilize body cameras.

Intellectual Property

We filed multiple patents in 2022 that we feel substantially supports our $30m valuation given the increasing social awareness and demand for our product and service. Truleo leverages

Natural Language Processing, a branch of Artificial Intelligence, that our founders pioneered on Wall Street. This patent pending capability enables us to separate officer language from civilian, protecting civilian privacy, and differentiating us from raw transcription. NLP technology is today widely used in call centers and in Wall Street banks such as J.P. Morgan and Goldman Sachs.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1 E Erie St #525, Chicago, IL 60611

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anthony Michael Tassone

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer and Co-Founder, October 2021-Present Director, June 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Truleo, Inc., Chief Executive Officer, Co-Founder, October 2021-Present, I am the Chief Executive Officer overseeing the company's commercial and product strategies. I am especially involved in the day to day workings of sales and marketing. $300,000 annual salary & 500,000 Founder's Equity Common Shares. Green Key Technologies, CEO & Founder, January 2014-September 2021, I was the Chief Executive Officer overseeing the company's commercial and product strategies. I was especially involved in the day to day workings of sales and marketing.

Education

Name

Tejas Attreya Shastry

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer and Co-Founder, September 2021-Present Director, June 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Truleo, Inc., Chief Technology Officer and Co-Founder, September 2021-Present, I oversee the product, technology, and data science teams at Truleo. $250,000 annual salary & 500,000 Founder's Equity Common Shares. Green Key Technologies, Co-Founder and Chief Product Officer, September 2016-September 2021, I oversaw product, technology, and data science teams at GreenKey.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anthony Michael Tassone

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer and Co-Founder, October 2021-Present Director, June 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Truleo, Inc., Chief Executive Officer, Co-Founder, October 2021-Present, I am the Chief Executive Officer overseeing the company's commercial and product strategies. I am especially involved in the day to day workings of sales and marketing. $300,000 annual salary & 500,000

Founder's Equity Common Shares. Green Key Technologies, CEO & Founder, January 2014-September 2021, I was the Chief Executive Officer overseeing the company's commercial and product strategies. I was especially involved in the day to day workings of sales and marketing.

Education

Name

Tejas Attreya Shastry

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer and Co-Founder, September 2021-Present Director, June 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Truleo, Inc., Chief Technology Officer and Co-Founder, September 2021-Present, I oversee the product, technology, and data science teams at Truleo. $250,000 annual salary & 500,000 Founder's Equity Common Shares. Green Key Technologies, Co-Founder and Chief Product Officer, September 2016-September 2021, I oversaw product, technology, and data science teams at GreenKey.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees in New York, Illinois, Tennessee, Florida, and South Carolina.

CAPITALIZATION AND OWNERSHIP

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,177,857
Voting Rights	One vote per share. However, there is a voting proxy agreement in place for purchasers of Common Stock under Regulation CF.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF are subject to dilution if the Company issues more Common Stock.
Other Material Terms or information.	13,000,000 authorized

Type of security	Seed Preferred Stock
Amount outstanding	500,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF are subject to dilution if the Company issues more Preferred Stock.
Other Material Terms or information.	1,000,000 authorized

Type of security	Seed 2 Preferred Stock
Amount outstanding	494,072
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF are subject to dilution if the Company issues more Preferred Stock.
Other Material Terms or information.	1,000,000 authorized

Other Material Terms of Information	[illegible] authorized

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Flex Capital Fund II, L.P.
Amount outstanding	$1,000,000.00
Interest rate and payment schedule	5.5%
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	October 25, 2026
Other material terms	

The total amount of outstanding debt of the company is $1,000,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	500,000	$500,000.00	Startup funds	September 7, 2021	Rule 506(b)
Preferred Stock	395,257	$3,000,000.00	Startup funds	September 16, 2022	Rule 506(b)
Preferred Stock	98,815	$750,005.85	Startup Funds	August 8, 2023	Rule 506(b)
Common Stock	10,000	$100,000.00	Startup Funds	September 9, 2023	Section 4(a)(2)
Common Stock	2,500	$25,000.00	Startup Funds	October 6, 2023	Section 4(a)(2)
Common Stock	21,724	$150,000.00	Startup Funds	October 6,	Section 4(a)

Stock	[illegible]	[illegible]	[illegible]	2023	(2)
Common Stock	131,748	$867,930.88	StartEngine fees, R&D, company employment, working capital	April 3, 2023	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tejas Shastry	22.737%
Anthony Tassone	22.737%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Revenue

The total received revenue for the fiscal year 2022 was $1,606,151 compared to $1,035,328 in fiscal year 2023. Received revenue decreased in 2023 because we eliminated one-time professional services revenue to focus on subscription-based annual recurring revenue. Annual recurring revenue from police departments increased 600% from $274,680 in 2022 to $1,849,884 in 2023 (including discounts and reseller fees).

Cost of sales

Cost of Sales for fiscal year 2022 was $100,176 compared to $194,967 in the fiscal year 2023. 2023 cost of sales increased because we added more customers.

Gross margins

Gross margins for fiscal year 2022 were $1,505,974 compared to $840,361 in fiscal year 2023.

Gross margins for fiscal year 2022 were [illegible] compared to [illegible] in fiscal year 2023. Gross margins decreased from 2022 to 2023 because we eliminated one-time professional services revenue to focus on subscription-based annual recurring revenue.

Expenses
Expenses for fiscal year 2022 were $3,698,866 compared to $4,942,399 in fiscal year 2023. 2023 costs increased because we invested heavily in product development.

Historical results and cash flows

The Company is currently in the initial production stage and generating revenues. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect to continue to invest heavily in our product, service, and IP portfolio. Past cash was generated through equity investments and revenue. Our goal is to generate $3,500,000 in annual recurring revenue in 2024.

Liquidity and Capital Resources

On September 7, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $500,000.00.

On September 16, 2022 the Company conducted an offering pursuant to Rule 506(b) and raised $3,000,000.00.

On August 8, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $750,005.85.

On September 9, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On October 6, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On October 6, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $155,000.00.

On April 3, 2023 the Company conducted an offering pursuant to Regulation CF and raised $867,930.88.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in

their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor

or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Anthony Michael Tassone
(Signature)

Anthony Michael Tassone
(Name)

Chief Executive Officer and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Anthony Michael Tassone
(Signature)

Anthony Michael Tassone
(Name)

Chief Executive Officer and Co-Founder
(Title)

(Date)

/s/Tejas Attreya Shastry
(Signature)

Tejas Attreya Shastry
(Name)

Chief Technology Officer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Financial Reporting Summary

Truleo, Inc.

2023

Basis of Preparation

This report is prepared solely for the confidential use of Truleo, Inc.. In the preparation of this report Truleo, Inc. has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission. Truleo, Inc. neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

Introduction

BALANCE SHEET	2023	2022
ASSETS		
Cash & Equivalents	$235,387	$1,169,907
Accounts Receivable	$282,759	$121,480
Other Current Assets	$25,743	$88,639
Total Current Assets	**$543,889**	**$1,380,025**
Fixed Assets	$4,896	$0
Investments or Other Non-Current Assets	$20,053	$0
Total Non-Current Assets	**$24,948**	**$0**
Total Assets	**$568,838**	**$1,380,025**
LIABILITIES		
Short Term Debt	$5,013	$0
Accounts Payable	$104,620	$48,208
Other Current Liabilities	$547,324	$153,320
Total Current Liabilities	**$656,957**	**$201,528**
Other Non-Current Liabilities	$1,000,000	$0
Total Non-Current Liabilities	**$1,000,000**	**$0**
Total Liabilities	**$1,656,957**	**$201,528**
EQUITY		
Retained Earnings	($3,073,016)	($880,123)
Current Earnings	($4,103,788)	($2,192,893)
Other Equity	$6,088,685	$4,251,513
Total Equity	**($1,088,119)**	**$1,178,497**
Total Liabilities & Equity	**$568,838**	**$1,380,025**

PROFIT & LOSS	2023	2022
Revenue		
Police Departments	$1,127,796	$425,693
Maintenance Licenses	$198,529	$1,331,471
Discounts & Reseller Fees	($290,997)	($151,013)
Total Revenue	**$1,035,328**	**$1,606,151**
Cost of Sales		
Commission	$2,601	$0
Hosting & Infrastructure	$156,741	$100,176
Commission	$35,625	$0
Total Cost of Sales	**$194,967**	**$100,176**
Gross Profit	**$840,361**	**$1,505,974**
Expenses		
Contractors	$692,503	$469,309
Depreciation	$1,224	$0
Employee benefits	$188,803	$178,347
Licenses & Subscriptions	$130,194	$101,694
Marketing & PR	$605,423	$333,171
Other Administrative	$140,351	$77,288
Personnel	$2,670,500	$2,271,484
Professional Fees	$165,456	$124,302
Rent	$24,530	$5,400
Travel & Entertainment	$255,065	$137,871
Business licenses	$180	$0
Fundraising Fees	$33,172	$0
Loan Fees	$35,000	$0
Total Expenses	**$4,942,399**	**$3,698,867**
Operating Profit	**($4,102,037)**	**($2,192,893)**
Other Income		
Interest earned	$1	$0
Earnings Before Interest & Tax	**($4,102,036)**	**($2,192,893)**
Interest Expenses		
Interest paid	$256	$0
Earnings Before Tax	**($4,102,292)**	**($2,192,893)**

	2023	2022
Tax Expenses		
Taxes paid	$1,496	$0
Earnings After Tax	($4,103,788)	($2,192,893)
Net Income	($4,103,788)	($2,192,893)

CASH FLOW STATEMENT	2023	2022
OPERATING ACTIVITIES		
Net Income	($4,103,788)	($2,192,893)
Depreciation & Amortisation	$1,224	$0
Change in Accounts Payable	$56,412	($17,561)
Change in Other Current Liabilities	$394,003	$70,158
Change in Accounts Receivable	($161,279)	$118,520
Change in Other Current Assets	$62,896	($17,320)
Cash Flow from Operating Activities	($3,750,532)	($2,039,095)
INVESTING ACTIVITIES		
Change in Fixed Assets (ex. Depn and Amort)	($6,120)	$0
Change in Investments or Other Non-Current Assets	($20,053)	$0
Cash Flow from Investing Activities	($26,172)	$0
FINANCING ACTIVITIES		
Change in Other Equity	$1,837,172	$2,750,513
Change in Short Term Debt	$5,013	$0
Change in Other Non-Current Liabilities	$1,000,000	$0
Cash Flow from Financing Activities	$2,842,185	$2,750,513
Change in Cash & Equivalents	($934,519)	$711,418
Cash & Equivalents, Opening Balance	$1,169,907	$458,489
Cash & Equivalents, Closing Balance	$235,387	$1,169,907

NOTE 1 – NATURE OF OPERATIONS

Truleo, Inc. was formed on June 16, 2021 ("Inception") in the State of Delaware. The financial statements of Truleo, inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Truleo, Inc. leverages natural language processing to analyze police body camera audio and police professionalism that can ultimately help coach and improve how police interact with the general public.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from selling out software directly to police departments when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed

and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction, Illinois state jurisdiction, and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Truleo signed a Convertible Note with Flex Capital Fund II, L.P, dated October 25, 2023. For value received, Truleo, Inc. promises to pay to Flex Capital the principal sum of $1,000,000. Principal and any accrued but unpaid interest under this Note shall be due and payable 36 months from the date of the Purchase Agreement.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 13,000,000 shares of our common stock with par value of $0.001. As of March 15, 2024 the company has currently issued 2,433,769 shares of our common stock.

Seed Preferred Stock

We have authorized the issuance of 1,000,000 shares of our seed preferred stock with par value of $0.001. As of March 15, 2024 the company has currently issued 500,000 shares of our seed preferred stock.

Seed 2 Preferred Stock

We have authorized the issuance of 1,000,000 shares of our seed 2 preferred stock with par value of $0.001. As of March 15, 2024 the company has currently issued 494,072 shares of our seed 2 preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions at this time.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 14, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Anthony Tassone (Print Name), the Chief Executive Officer (Principal Executive Officers) of Truleo, Inc. (Company Name), hereby certify that the financial statements of Truleo, Inc. (Company Name) and notes thereto for the periods ending December 31, 2022 (first Fiscal Year End of Review) and December 31, 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Truleo, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/01/2024_____ (Date of Execution).

_____ (Signature)

CEO_____ (Title)

04/01/2024_____ (Date)

	Preferred Stock		Common stock		Additional
	Shares	Par Value Amount	Shares	Par Value Amount	Paid-in Capital
Shares issued for services	-	-	5,000	5	-
Shares issued for cash	395,257	395	-	-	2,999,605
Stock option compensation	-	-	73,175	73	-
Net income (loss)	-	-	-	-	-
31-Dec-22	395,257	$ 395	78,175	$ 78	$ 2,999,605
Shares issued for cash	98,815	99	165,972	166	1,892,672
Shares issued for services	-	-	1,885	2	-
Stock option compensation	-	-	284,591	285	-
Net income (loss)	-	-	-	-	-
31-Dec-23	98,815	$ 99	452,448	$ 453	$ 1,892,672